MAIL STOP 3561

May 16, 2006

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: **Universal Fog, Inc.**
Pre-Effective Amendment 3 to Registration Statement on Form SB-2
File Number: 333-128831
Filed: April 24, 2006

Dear Mr. Bontems:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors Related to Our Business, page 6

1. Please update the status of the mortgage refinancing, including the current balance, the name of the creditor, the interest rate of the re-financing, and the financial covenants, if known. Further, the March 29, 2006 agreement must be filed.

Management's Discussion and Analysis, page 8
Critical Accounting Policies, page 8

2. Please continue your revisions to the critical accounting policies to provide specific disclosure as to how the estimates or assumptions used in the accounts identified (i.e. revenue recognition, provision for uncollectible accounts receivable,…) may affect the financial statements.

Liquidity and capital Resources, Page 11

3. Please update this entire section.

4. Please reconcile the "244,608 in cash and receivables" with the balance sheet.

5. In the recent sales of unregistered securities paragraph, you state that you raised $68,322 through the sale of two million shares for a total of $100,000 with the balance of $38,678 being a subscription received. On page 9, however, you said that you received $61,322 by September 30, 2005. Please clarify whether you are referring to the same transaction, and if so, please reconcile the discrepancy in numbers.

6. We note from footnote 4 of the selling stockholders table that Dennis McKee transferred 300,000 shares back to Universal Fog. Universal Fog later sold 52,000 and 40,000. Please disclose the date of the transactions and the aggregate price you received for the shares.

Description of Property, page 17

7. Update this section to fully discuss the mortgage financing.

Certain Relationships and Related Transactions, page 20

8. We note footnote 4 of the selling stockholders table that Dennis McKee transferred 300,000 shares back to Universal Fog. Dennis McKee owns beneficially 23.18% of your stock and this transaction should be detailed under this section.

Security Ownership of Certain Beneficial Owners and Management, page 21

9. The percentages in the table do not agree with the shares owned. Please revise as previously requested.

10. Explain in the footnotes the reason for including KwikTax Inc. and Alsan, LLC as more than 5% holders.

Selling Stockholders, page 22

11. Universal Fog should not be listed as a selling stockholder. Any treasury stocks offered by Universal Fog should be included as part of the primary offering. Please revise.

12. We note the statement, "since the date that we received information from the selling stockholders, the selling stockholders may have sold, transferred or otherwise disposed of all or substantial portion of the shares of common stock . . .." Please update the selling stockholders table to the most recent date practical.

Where You Can Find More Information, page 27

13. Please provide the information required by Item 101(c) of Regulation S-B and please be sure to provide SEC's current address.

Financial Statements
Consolidated Statements of Stockholders' Equity

14. Please explain the basis for valuing the 513,500 shares of common stock issued for services during the months of May 2005 through August 2005. Address the value of stock issued to each party discussed on page II-1 and explain whether each transaction was recorded based on the value of the services provided or the stock, and why. Discuss cash sales of your common stock to unrelated parties and other relevant facts.

Summary of Significant Accounting Policies

15. Please refer to our prior comment 11 and explain your basis for depreciating building improvements, including the new roof, paving and fencing, over forty years. Explain how you concluded the difference in depreciation of the paving and fencing will not be material. Quantify the expected impact of the difference in deprecation and explain how you evaluated materiality compared to the future annual profit or loss of the company, given recent significant variances in your operating results. Explain your basis for capitalizing "building and construction related supplies and materials" from October 2000 through March 2001.

Note 2 – Capital Structure Disclosures

16. Please expand the disclosure of the treasury stock transaction in Note 2 to clarify the terms of the original stock subscription, as well as the subsequent payment of $12,822 and the cancellation of $38,678 in exchange for 300,000 shares. Explain why the subscriber apparently received 1.7 million shares for cash of $.04 per share, and the company cancelled 300,000 shares at .13 per share, when the original issuance appears to have been valued at $.05 per share in the aggregate.

17. Please explain the accounting treatment of the 52,000 shares issued for $13,000.

Note 5 – Commitments and Contingencies

Sundown Distributorship

18. With respect to the Sundown Distributorship, revise your footnotes to disclose the nature of the agreement, the date the agreement went into effect and any significant terms and conditions. Clarify if this distributorship is the same as the exclusive relationship for the territories of Texas and Louisiana as explained on page 16. Tell us why you have recorded an asset of $50,000 on the balance sheet. Disclose your related accounting policies, including amortization policies and your accounting policies regarding evaluation for impairment with respect to both the distributorship and the patent rights.

Part II
Recent Sales of Unregistered Securities

19. We reissue prior comment 30 of our letter dated February 16, 2006 and 19 of our letter dated March 28, 2006. We note in your response letter that the disclosure addresses the comment; however, we disagree. We refer you to the disclosure in footnote 4 of the selling stockholders. We also refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a),(b),(c),(d) for all of the securities sold within the past three years without registration. Additionally, for each transaction made relying upon section 4(2), please address the sophistication and access to information test. For transactions made relying upon rule 506, please address whether they are accredited investors. Furthermore, please identify the persons to whom you sold the securities and the value of the shares issued.

Item 27. Exhibits

20. We note that a form of subscription agreement remains to be filed, if one is to be used.

34 Act Report Filings

21. As previously requested, please promptly revise the applicable disclosure in your Exchange Act reports according to the above comments.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David M. Rees, Esq.

Fax (801) 328-4948